Exhibit 99.3

Sharron Sylvester

Technical Director – Geology

OreWin Pty Ltd

CONSENT of QUALIFIED PERSON

TO: SSR Mining Inc. (SSR Mining)

I, Sharron Sylvester, am an author of the technical report entitled: ‘Çöpler District Master Plan 2020’, with an effective date of 27 November 2020 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in SSR Mining’s press release dated 30 November 2020 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated: 30 November 2020

/s/Sharron Sylvester

Sharron Sylvester

Technical Director – Geology

OreWin Pty Ltd

OreWin Pty Ltd    ACN 165 722 574

140 South Terrace Adelaide 5000

P +61 8 8210 5600  E orewin@orewin.com  W orewin.com